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RECEIVED
FEB 2 8 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.R. SCHMEIDLER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue
(No. and Street)

New York (City) | NY (State) | 10017-2416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. V.P. 212-687-9800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIPSKY, GOODKIN & CO., P.C.
(Name — if individual, state last, first, middle name)

120 WEST 45TH STREET (Address) | NEW YORK (City) | NY (State) | 10036 (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER G. KANDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. SCHMEIDLER & CO., INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of New York
County of New York

ELIZABETH M. CANNE
Notary Public, State of New York
No. 01CA6077508
Qualified in Kings County
Commission Expires July 15, 2006

Elizabeth M Canne 02/11/05
Notary Public

Peter G Kandel Jr
Signature

VICE PRESIDENT - TREASURER
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186
www.prohomepage.com/lgcpa

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
A. R. Schmeidler & Co., Inc.

We have audited the accompanying statements of financial condition of A. R. Schmeidler & Co., Inc. as of December 31, 2004 and 2003, and the related statements of operations, retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. R. Schmeidler & Co., Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 11, 2005

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

	Years Ended December 31, 2004	2003
ASSETS		
Cash	$ 673,324	$ 23,217
Receivable from brokers	30,825	159,735
Advisory fees receivable	4,292	10,440
Securities owned at fair value:		
Stocks and corporate bonds	-	10,458,424
Accrued interest and dividends receivable	-	5,773
Property and equipment, at cost, net of accumulated depreciation ($351,479 in 2004 and $336,395 in 2003)	15,222	8,035
Goodwill	4,301,964	-
Other intangibles	2,920,071	-
Other assets	25,639	58,403
TOTAL ASSETS	$ 7,971,337	$ 10,724,027
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 10,997	$ 14,656
Income taxes payable	160,189	-
Total liabilities	171,186	14,656
COMMITMENTS (Note 5)		
STOCKHOLDER'S EQUITY		
Common stock - $.01 par value - authorized 100,000 shares; issued and outstanding - 20,000 shares	200	200
Additional paid-in capital	7,620,438	7,300
Retained earnings	179,513	10,701,871
Total stockholder's equity	7,800,151	10,709,371
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,971,337	$10,724,027

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2004	Years Ended December 31, 2003
REVENUES		
Investment advisory fees	$ 4,025,586	$3,471,096
Commissions	317,755	369,113
Interest and dividends	97,607	140,321
Realized gain on investments	2,097,071	159,385
Net change in unrealized gain (loss) on investments	(3,246,550)	3,375,489
Total revenues	3,291,469	7,515,404
EXPENSES		
Employee compensation and benefits	1,850,193	1,698,026
Communications	101,066	91,973
Occupancy costs	385,692	366,514
Other operating expenses	349,418	349,763
Taxes other than income	144,945	134,137
Total expenses	2,831,314	2,640,413
INCOME BEFORE INCOME TAXES	460,155	4,874,991
Income Taxes	240,015	118,000
NET INCOME	$ 220,140	$4,756,991

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF RETAINED EARNINGS

	Year Ended December 31, 2003
ACCUMULATED ADJUSTMENTS ACCOUNT	
Balance, January 1,	$ 4,596,162
Income before unrealized gain	1,381,502
Distributions	(1,009,743)
Balance, December 31,	4,967,921
OTHER RETAINED EARNINGS	
Balance, January 1,	2,358,461
Unrealized gain on investments	3,375,489
Balance, December 31,	5,733,950
RETAINED EARNINGS	$ 10,701,871

	Year Ended December 31, 2004
Balance, January 1,	$ 10,701,871
Net income	220,140
	10,922,011
Transferred to additional paid-in capital	(192,500)
Distributions	(10,549,998)
RETAINED EARNINGS	$ 179,513

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2004	Years Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 220,140	$4,756,991
Adjustments to reconcile net income to cash provided by operating activities:		
Change in unrealized (gain) loss on securities	3,246,550	(3,375,489)
Depreciation and amortization	114,389	19,216
Changes in:		
Receivable from brokers	128,910	(43,970)
Advisory fees receivable	6,148	(9,298)
Securities owned (cost)	7,211,874	(264,900)
Interest and dividends receivable	5,773	1,737
Other assets	32,764	(33,725)
Income taxes payable	160,189	-
Accounts payable and accrued expenses	(3,659)	(8,149)
Securities sold, not yet purchased	-	(15,320)
Total adjustments	10,902,938	(3,729,898)
Net cash provided by operating activities	11,123,078	1,027,093
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(22,271)	(11,938)
Net cash used by investing activities	(22,271)	(11,938)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions to paid-in capital	100,000	-
Distributions to shareholders	(10,550,700)	(1,009,743)
Net cash used by financing activities	(10,450,700)	(1,009,743)
Net increase in cash	650,107	5,412
Cash - beginning of year	23,217	17,805
CASH - END OF YEAR	$ 673,324	$ 23,217

See Notes to Financial Statements.

NOTE 1 - ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker dealer registered with the U.S. Securities and Exchange Commission. Its principal source of income is derived from investment advisory fees.

On October 1, 2004 the stock of the Company was acquired for an initial cost of $7,321,340 plus five annual earn outs of 80% of the Company's pre-tax earnings. The purchase price in excess of fair value of net assets acquired have been allocated to goodwill and other intangibles. The earn out payments are accounted for as additional purchase price, which increases the recorded goodwill. The business and operation of the Company will continue in the same manner as before as a subsidiary of the purchaser. Included in the financial statements are the operations for the entire year.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

(a) Securities' Transactions

The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales (and related commission revenue and expense) are reported as of the trade date and dividend income on the ex-dividend date.

(b) Security Valuation

Marketable securities are valued at fair value based upon the quoted market price for each security.

(c) Depreciation

Depreciation is provided by both the straight-line and accelerated method over the estimated useful lives of three to seven (3-7) years.

(d) Income Taxes

Prior to October 1, 2004, the Company and its stockholders' elected to report as an S Corporation for Federal and New York State income tax purposes. Therefore, income taxes reflected primarily income tax due to New York City since the Company's income was passed through to the stockholders for Federal and State purposes. Deferred income taxes were immaterial and were not provided for. Beginning October 1, 2004, Federal, New York State and City income taxes will be provided for. Deferred tax assets of $7,465 have been provided for on deductible temporary differences relating to amortization of intangibles.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - GOODWILL AND OTHER INTANGIBLES

The cost of the stock of the Company in excess of the underlying fair value of net assets at October 1, 2004 is recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill will be written down to fair value and a corresponding impairment loss recognized. Goodwill is being reduced by the income tax benefits of the amortization of the customer list and non-compete agreement.

Additional intangible assets consisting of purchased customer list and non-compete agreement were recorded for $2,470,000 and $516,000, respectively, and are subject to amortization over their estimated useful lives of 13 and 7 years.

The components of intangible assets are as follows as of December 31, 2004:

	Gross Carrying Amount	Accumulated Adjustments and Amortization	Net Carrying Amount
Goodwill	$ 4,335,340	$ 33,376	$ 4,301,964
Customer list	2,470,000	47,500	2,422,500
Non-compete agreement	516,000	18,429	497,571
Total	$7,321,340	$ 99,305	$7,222,035

NOTE 4 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

	2004	2003
Cash paid during year for:		
Interest	$ 1,545	$ 2,616
Income taxes	$ 64,932	$153,988

The acquiring company paid the purchase price of $7,321,340 directly to the stockholder's of the Company. These payments are recorded as a contribution to additional paid-in-capital.

NOTE 5 - COMMITMENTS

In April, 2002, the Company extended its current lease from August 1, 2002 through December 31, 2006. The minimum annual rental under the renewal lease through December 31, 2006 is $359,464 and subject to increases in the landlord's operating expenses. Total rent expense was $371,301 and $352,784 for the years ended December 31, 2004 and 2003, respectively.

Future minimum rental commitments are payable as follows:

Through December 31, 2006	$718,928

The Company has a security deposit in the amount of $10,621 for its leased office space.

NOTE 6 - CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker.

NOTE 7 - PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all full-time employees. Contributions of $3,800 and $10,000 for both the years ended December 31, 2004 and 2003, were authorized and approved by the Board of Directors.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has bank deposits which at times may exceed federally insured limits.

NOTE 9 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2004 and 2003, the Company's net capital was computed to be $532,713 and $8,784,272, exceeding its minimum requirements of $100,000 by $432,713 and $8,684,272, respectively.

NOTE 10 - FOCUS REPORT

A copy of the Company's Statement of Financial Condition as of December 31, 2004, pursuant to S.E.C. Rule 17a-5 is available for inspection at the Company's office at 555 Fifth Avenue, New York, New York 10017, and at the regional office of the Securities and Exchange Commission.

A. R. SCHMEIDLER & CO., INC.

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2004

A. R. SCHMEIDLER & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2004

NET CAPITAL	
Common stock	$ 200
Additional paid-in capital	7,620,438
Retained earnings	179,513
	7,800,151
Less: Non-allowable assets	7,267,438
Net capital	$ 532,713
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 10,997
Income taxes payable	160,189
Total aggregate indebtedness	$ 171,186
CAPITAL REQUIREMENTS	
Minimum dollars net capital required	$ 100,000
6-2/3% of aggregate indebtedness	$ 11,413
Greater of capital requirements	$ 100,000
Excess net capital	432,713
Net capital	$ 532,713

See Notes to Financial Statements.

A.R. SCHMEIDLER & CO., INC.

STATEMENT PURSUANT TO SEC

RULE 17A - 5(D)(4)

DECEMBER 31, 2004

The Company's focus report for the period ending December 31, 2004 is in agreement with our report dated February 11, 2005 except for the following material items:

	Auditors' Report	Focus Report	Difference
Goodwill	$4,301,964	$ -	$4,301,964
Other intangibles	2,920,071	-	2,920,071
Other assets (tax assets)	7,465	-	7,465
Total	7,229,500	-	7,229,500
Total liabilities	171,186	227,550	(56,364)
Additional paid-in capital	7,620,438	299,800	7,320,638
Retained earnings	179,513	214,286	(34,773)
Total	7,971,137	741,636	7,229,501
Net capital	532,713	476,348	56,365
Aggregate indebtedness	171,186	227,550	(56,364)
Excess net capital	432,713	376,348	56,365

A.R. SCHMEIDLER & CO., INC.

INFORMATION RELATING TO THE POSSESSION OR

CONTROL REQUIREMENTS UNDER SEC RULE 15C 3-3

DECEMBER 31, 2004

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-30453	Fiserv Securities, Inc.	All
8-43724	Bear, Stearns Securities Corp.	All

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
A.R. Schmeidler & Co.. Inc.

In planning and performing our audit of the financial statements and supplemental schedules of A.R. Schmeidler Co., Inc. for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable by not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or

irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC' s objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lipsky, Goodkin & Co., P.C.

February 11, 2005
New York, N.Y.